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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)


                          OUTLET COMMUNICATIONS, INC.
                                (Name of issuer)

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                  69-111-10-9
                                 (CUSIP number)

                            Kathleen M. Burke, Esq.
                The Society of the New York Hospital Fund, Inc.
                              525 East 68th Street
                            New York, New York 10021
                                (212) 746-4075

                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                               September 21, 1995
                      (Date of event which requires filing
                               of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the transaction which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
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CUSIP No. 69-111-10-9                   13D                 Page 2 of 10 Pages



     1     NAME OF PERSON
           THE SOCIETY OF THE NEW YORK HOSPITAL FUND, INC.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             13-3160356

     2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*        (a)  [ ]
                                                                  (b)  [X]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS*
           NOT APPLICABLE

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           NEW YORK

                                7     SOLE VOTING POWER
                                        -0-
  NUMBER OF SHARES
  BENEFICIALLY OWNED BY         8     SHARED VOTING POWER
  EACH REPORTING PERSON                 4,073,376
  WITH
                                9     SOLE DISPOSITIVE POWER
                                        35,050

                               10     SHARED DISPOSITIVE POWER
                                         -0-

    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,073,376

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                    [ ]

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            61.9%

    14     TYPE OF PERSON REPORTING*
            CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT





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         GENERAL.  This Amendment No. 1 to the Schedule 13D amends, to the extent set forth herein, the Schedule 13D dated December 2, 1994 filed by The Society of the New York Hospital Fund, Inc., ("The Filing Person").

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The responses to paragraphs (a) through (c) of Item 5 are hereby amended to add the following:

         On September 21, 1995 and September 25, 1995, the Filing Person received 3,150 and 31,900 shares of Common Stock, respectively, pursuant to charitable gifts. The Filing Person had no other transactions in the shares of Common Stock during the past sixty (60) days.

         Following such transactions, the Filing Person is the direct beneficial owner of 35,050 shares of the Common Stock representing approximately .5% of the outstanding Common Stock, based on the 6,579,631 shares of Common Stock outstanding on June 30, 1995 as reported in the Company's Form 10-Q for the quarterly period ended June 30, 1995.

         By virtue of the provisions of the Stockholders' Agreement described in Item 6 of this Schedule 13D, the Filing Person may be deemed to be the indirect beneficial owner of approximately 4,073,376 shares of Common Stock held by the parties to such agreement.





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                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1995                The Society of the New York Hospital
                                             Fund, Inc.


                                          By:    /s/ Kathleen M. Burke
                                                 -----------------------------
                                          Name:  Kathleen M. Burke
                                          Title: Secretary





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